UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated November 17, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: November 17, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Robert L. Hodgkinson, Chairman & CEO DEJOUR ENTERPRISES LTD. Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	CONTACT INFO: Porter, LeVay & Rose, Inc. Michael J. Porter, President Jeffrey Myhre, VP – Editorial 212-564-4700

November 17, 2008

DEJOUR ENTERPRISES SELECTS LARAMIE ENERGY LLC TO JOINT VENTURE IN THE PICEANCE BASIN

DENVER, COLORADO, November 17, 2008 --(Amex: DEJ / TSX-V: DEJ) Mr. Hal Blacker, President & COO of Dejour Energy USA Inc. announces a joint venture agreement has been signed with Laramie Energy II LLC, a privately funded Exploration and Production Company with corporate offices in Denver Colorado.   The joint venture involves approximately 22,000 gross acres (15,700 net to Dejour) in an area at the northwest edge of the Piceance Basin.  Under the terms of the agreement Laramie will begin a continuous drilling program on the Dejour leases in the second half of 2009 and will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells.

This agreement will enable Dejour to fast track the exploration and development of this important lease holding under the guidance of an exceptional E&P company with a demonstrated history of success in the Rocky Mountains, while at the same time allowing Dejour to focus internal resources on preparations for the drilling next year of multiple wells to the Williams Fork formation at Gibson Gulch and Roan Creek, and to continue to work on other potential joint ventures with operators in the area.   “The agreement with Laramie Energy II LLC is a result of the business strategy that was implemented earlier this year to divide our acreage position into focus, or business areas, and to move forward on multiple fronts over the next several years.  We continue to vigorously pursue this strategy and have discussions underway with a number of other operators in the area, that we hope will lead to the announcement of additional joint activities on our leases in the near future,” said Mr. Blacker

This is the second joint venture agreement signed by Dejour Energy USA this year.  “We are particularly pleased to be able to make this announcement today as it demonstrates, in a time of uncertain markets, an independent confirmation of the value of Dejour’s acreage position in Utah and Colorado,” stated Dejour Enterprises Chairman Bob Hodgkinson.

About Dejour

Dejour Enterprises Ltd., an active micro cap oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The company has 150,000 net acres of premium energy assets in two of North America’s most prolific areas. Flagship properties encompass 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the American Stock Exchange (Amex: DEJ) and Toronto Venture Exchange (TSX-V: DEJ).

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

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